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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D. C. 20549

                                             -----------------------------------
                                                       OMB APPROVAL
                                             -----------------------------------
                                             OMB Number:               3235-0145
                                             Expires:            August 31, 1999
                                             Estimated average burden
                                             Hours per response...........14.90
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                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934
                                (Amendment No.7)*


                          Queens County Bancorp, Inc.
                          ---------------------------
                                (Name of Issuer)

                      Common Stock par value $.01 per share
                      -------------------------------------
                         (Title of Class of Securities)


                                   748242-10-4
                                   -----------
                                 (CUSIP Number)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

    [ X ]      Rule 13d-1(b)

    [   ]      Rule 13d-1(c)

    [   ]      Rule 13d-1(d)



     The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.


The information required in the remainder of this cover page shall be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall to all other provisions of the Act (however, see the Notes).



SEC 1745 (3-98)                             Page 1 of 5 pages
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CUSIP No. 748242-10-4                 13G                      Page 2 of 5 Pages
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1    NAME OF REPORTING PERSON
     S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
     Queens County Savings Bank
     Employee Stock Ownership Plan
     IRS ID No. 11-1212640
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2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                  (a) [ ]
                                                  (b) [ ]

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3    SEC USE ONLY



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4    CITZENSHIP OR PLACE OF ORGANIZATION
     New York  chartered  stock  savings  institution's  employee  stock benefit plan organized in New York.
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                  5   SOLE VOTING POWER
                              2,861,769*     * As adjusted for a 3 for 2 Stock
  NUMBER OF                                                Split on 09/29/98.
                  --------------------------------------------------------------
   SHARES         6   SHARED VOTING POWER
BENEFICIALLY                  1,739,957*
  OWNED BY
                  --------------------------------------------------------------
     EACH          7   SOLE DISPOSITIVE POWER
  REPORTING                   4,601,726*
    PERSON
                  --------------------------------------------------------------
    WITH          8   SHARED DISPOSITIVE POWER


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9         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                    4,601,726*

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10        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

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11        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
          21.65% of 21,250,897 shares of Common Stock outstanding as of December 31, 1998.

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12        TYPE OF REPORTING PERSON*
                          EP

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                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
                                Page 2 of 5 pages

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                           Queens County Savings Bank
                          Employee Stock Ownership Plan

                                  SCHEDULE 13G

Item 1 (a)        Name of Issuer:
                  Queens County Bancorp, Inc.

Item 1 (b)        Address of Issuer's Principal Executive Offices:
                  38-25 Main Street
                  Flushing, New York  11354-5549

Item 2 (a)        Name of Person Filing:
                  Queens County Savings Bank
                  Employee Stock Ownership Plan
                  Trustee:   Oppenheimer Capital Trust Company
                             One World Financial Center
                             New York, New York  10281-1698

Item 2 (b)        Address of Principal Business Offices or, if none, Residence:
                  38-25 Main Street
                  Flushing, New York  11354-5549

Item 2 (c)        Citizenship:   New York chartered stock savings institution's
                                 employee stock benefit plan organized in New York.

Item 2 (d)        Title of Class of Securities: Common Stock par value $.01
                                                per share

Item 2 (e)        CUSIP Number:    748242-10-4

Item 3 The person filing this statement is an employee benefit plan which is subject to the provisions of the Employee Retirement Income Security Act of 1974.

Item 4            Ownership:  As of December 31, 1998, the reporting person
                              beneficially owned 4,601,726 shares of the issuer. This number of shares represents 21.65% of the common stock, par value $.01, of the issuer, based upon 21,250,897 shares of such common stock outstanding as of December 31, 1998. As of December 31, 1998, the reporting person has sole power to vote or to direct the vote of 2,861,769 of the shares and shares voting power over 1,739,957 shares. The reporting person has the sole power to dispose or direct the disposition of 4,601,726 shares of common stock.

                                Page 3 of 5 pages

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Item 5            Ownership of Five Percent or Less of a Class:

                  N/A

Item 6            Ownership of More than Five Percent on Behalf of Another
                  Person:

                  N/A

Item 7 Identification and classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company:

                  N/A

Item 8            Identification and Classification of Members of the Group:

                  N/A

Item 9            Notice of Dissolution of Group:

                  N/A



























                                Page 4 of 5 pages

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Item 10          Certification:

                 By signing below, I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.


                                    SIGNATURE


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                   February 8, 1999
                                   ---------------------------------------
                                    (Date)


                                   /s/ Charles T. Platt
                                   ---------------------------------------
                                    (Signature)


                                   Charles T. Platt, Senior Trust Officer
                                   ---------------------------------------
                                    (Name/Title)

















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